Form 20-F
period 2010-06-30
Solarte Hotel CORP
filed 2011-03-24
CIK 1439133

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

 (Mark One)

[    ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES  EXCHANGE ACT OF 1934 – For the Fiscal Year Ended June 30, 2010

 [    ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 333-152294

SOLARTE HOTEL CORPORATION

 (Exact Name of Registrant as Specified in Its Charter)

British Virgin Islands

(Jurisdiction of Incorporation or Organization)

3rd Street, Isla Colon, Bocas del Toro, Panama

Address of Principal Executive Offices

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class

Name of Each Exchange on Which Registered

None

None

Securities Registered Pursuant to Section 12(g) of the Act:

Common Stock, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

As of June 30, 2010, the Registrant had outstanding 3,100,000 shares of Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes _ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  Yes _ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past twelve (12) months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past ninety (90) days. Yes X  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ___ No X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer

___

       Accelerated filer ____

Non-accelerated filer__  Smaller reporting company X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP  X   International Financial Reporting Standards as issued ___  Other __

by the International Accounting Standards Board

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ___ No X

0

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

 KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

Years Ended June 30

Statement of Operations Data

2010

2009

General and Administrative Expenses

$

30,085

$

16,028

Net Operating Loss

(30,085)

(16,028)

Loss from abandonment of project

--

(4,915)

Net Loss

(30,085)

(20,943)

Net loss per share

$(.009)

$

(.007)

Balance sheet Data

Cash

$

--

$

8,157

Total current assets

--

8,157

Other Assets

--

--

Current Liabilities

27,128

5,200

Common stock

30,000

30,000

Accumulated deficit

(57,128)

(27,043)

Business of the Company

                Solarte Hotel Corporation (“Solarte Hotel”) was organized in May 2008 to purchase real estate in the archipelago of Boca Del Toro, Panama and to develop a luxury eco-lodge hotel on the property. We registered shares of common stock on Form F-1 in December 2008 to fund this project, but due to the state of the capital markets at the end of 2008 and in 2009 the offering was unsuccessful. In the year ended June 30, 2009 the Company  abandoned this business plan and embarked on a new plan to market incorporation services in Panama and other offshore jurisdictions, as a form of estate planning or asset protection for its clients. We do not market our services for the avoidance of any taxes.

We engage duly licensed legal professionals in the appropriate jurisdictions to perform the required legal services. We have entered into a marketing agreement February 28, 2011 with a non-affiliated party, Marvel Marketing to market our website, www.panamacorporationservices.com. The agreement does not require us to pay any costs up front; we have a revenue sharing arrangement with this marketing company.

As of June 30, 2010, there were approximately 65 common shareholders of record.

Risk Factors

This item is not applicable because the Company is a smaller reporting Company.

ITEM 4.

INFORMATION ON THE COMPANY

See response to Item 3.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not applicable since the registrant is a small business issuer.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of Securities Exchange Act of 1934.  Actual results could differ materially from those projected in the forward-looking statements as a result of the risks, which the Company cannot foresee.  Such risks include, but are not limited to an economic turndown, changes in government policies, financial difficulty with or loss of a major customer or interruption in supplies.

Year ended June 30, 2010 compared to year ended June 30, 2009

Our general administrative expenses increased in 2010 related tot he development of our Panama incorporation business and due to increased compensation and expenses paid to our sole officer and director.

Analysis of Financial Position, Liquidity and Capital Resources

Our expenses for general and administrative activities are approximately $1,500 per month which consists of management compensation. This amount is being funded by loans from the same member of management. Our expenses are expected to grow to about $2,000 per month as we begin to obtain sales and need to move our office from Bocas del Toro to Panama City, where rental rates are higher. We currently share office space in Bocas del Toro with unaffiliated legal counsel. In Panama City we will be renting a small office for about $400 per month.

Off Balance Sheet Arrangements.

The Company has no off balance sheet arrangements.

Inflation

The Company is not subject at this time to the effects of inflation.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

                Karen E. Campo has been the President and Chief Financial Officer and Director of Esthetics World since inception in May 2008. Under BVI law, a corporation can serve as an officer and director. Esthetics World is the director, President and Chief Financial Officer of Hotel Solarte since inception. Esthetics World has no business and is a personal holding company of Ms. Campo.  It is newly organized and has no operating history.  Ms. Campo is a student and special events model. She speaks fluent Spanish. Her business address is 3rd Street, Bocas del Toro, Isla Colon, Panama. Ms. Campo will be the one individual responsible for all management duties.

                Ms. Campo’s compensation is approximately $1500 per month plus expenses. There are no option or other compensation plans. She is not currently compensated for her service as a director.

Compensation of Directors and Officers

The aggregate cash compensation paid by the Company to the sole director and officer during fiscal 2010 and  2009 was  $26,605 and $15,180, respectively.  The amount for fiscal 2010 included $1,200 for each of the first three months of the fiscal year, $1,500 for the remaining 9 months,  and additional amounts for other expenses of the director and officer including relocation allowance and medical. The amount for fiscal 2009 reflected an inital compensation of $750 per month increasing to $1,200 per month, plus approximately $1,500 in other expenses.

Committees and Attendance of the Board of Directors Meetings

During the years ended June 30, 2010 and 2009, the Board of Directors no formal meetings.  There are no Board committees. There is only one director.

Employees

As of June 30, 2010, the Company had only one employee.

 Share Ownership

Share ownership of Directors and Officers is set forth in Item 7.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Share ownership of major shareholders, Directors and Officers

                        The following table sets forth information relating to the beneficial ownership of Company common stock as of the date of this prospectus by (i) each person known by Solarte Corporation to be the beneficial owner of more than 5% of the outstanding shares of common stock (ii) each of Solarte Corporation's directors and executive officers, and (iii) the Percentage After Offering assumes the sale of all shares offered.  Unless otherwise noted below, Solarte Corporation believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.  For purposes hereof, a person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of warrants or options or the conversion of convertible securities.  Each beneficial owner's percentage ownership is determined by assuming that any warrants, options or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date hereof, have been exercised. The address of each unless noted is care of the Company.

                                                                                                                                   Number of

                                                                                                                                    Common Shares   Percent

   Name                      Office                                                                                      Owned(1)             Owned

Karen E. Campo    Director, President and Chief Financial Officer            3,000,000(2)                 96.8%

All officers and directors

  as a group (1 persons)                                                                                        3,000,000                 96.8%

(1)            Except as otherwise noted, shares are owned beneficially and of record, and such record shareholder has sole voting, investment, and dispositive power.

(2)            Includes 3,000,000 shares held of record by Esthetics World, a personal holding company controlled by Karen E. Campo. Esthetics World is the director and officer.

Related Party Transactions

The principal shareholder, Esthetics World, has advanced $5,200 as of June 30, 2009 and $27,128 in the year ended June 30, 2010. These amounts are non interest bearing and due on demand.

ITEM 8.

FINANCIAL INFORMATION

Reference is made to the index to Financial Statements of the Company, and notes thereto, appearing under Item 19 below.

ITEM 9.

THE OFFER AND LISTING

There is no non-U.S. or U.S. trading market for the Common Stock of the Company. We anticipate filing for a listing of our common stock on the OTCBB in calendar 2011.

ITEM 10.

ADDITIONAL INFORMATION

Common Stock

                Solarte Hotel’s Memorandum of Association authorizes the issuance of an unlimited number of shares of common stock, no par value per share, of which 3,100,000 shares were outstanding as of June 30, 2010 and 20090.  This includes 3,000,000 shares issued upon incorporation in 2008 for consideration of $10,000 cash and 100,000 shares issued on June 30, 2008 for $20,000 cash.

                The Registrant was incorporated on May 28, 2008 under the Business Companies Act, 2004 of the territory of the British Virgin Islands. The registration number is 1484337.

Options

The Registrant has no stock options outstanding.

Share Purchase Warrants

The Registrant has no share purchase warrants outstanding.

Memorandum and Articles of Association

Section 5 of the Memorandum of Association provides as follows:

5.1           Subject to the Act and any other British Virgin Islands legislation, the Company has, irrespective of corporate benefit:

(a)                 full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)                 for the purposes of paragraph (a), full rights, powers and privileges.

5.2                 For the purposes of section 9(4) of the Act, there are no limitations on the business that the Company may carry on.

                (2)           Matters relating to Directors of the Registrant:

                (i)            A director’s power to vote on a proposal, arrangement or contract in which the director is materially interested:

                Article 13 of the Registrant’s Articles states:

                13.1         A director of the Company shall forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other directors of the Company.

                13.2         For the purposes of Sub-Regulation 13.1, a disclosure to all other directors to the effect that a director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry into the transaction or disclosure of the interest, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

13.3.            A director of the Company who is interested in a transaction entered into or to be entered into by the Company may:

(a)                 vote on a matter relating to the transaction;

(b)                 attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)                 sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction,

and subject to compliance with the Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

                (ii)           Directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body:

                Article 8.13 of the Registrant’s Articles establishes the parameters for the payment of compensation to board members:

                The directors may, by Resolution of Directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

                (iii)          Borrowing powers exercisable by the directors and how such borrowing powers can be varied:

                Article 9.6 of the Registrant’s Articles establishes the borrowing powers exercisable by the directors as follows:

                The directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

                (iv)          Retirement or non-retirement of directors under an age limit.

                The Registrant’s Articles contain no requirement for the retirement or non-retirement of directors under an age limit.

                (v)           Number of shares, if any, required for qualification.

                Article 8.14 of the Registrant’s Articles provides that a director does not require a share qualification.

                (3)           Rights, preferences and restrictions attaching to each class of shares:

                The Registrant has authorized common shares and preferred shares, both par value, which may be issued in an unlimited amount. Shares may be issued in one or more series as the directors may determine by resolution.

                (i)            Dividend rights, including time limit after which dividend entitlement lapses.

                Common shareholders are entitled to dividends as may be declared by the directors from time to time but no dividend shall be declared and paid out except if surplus and unless the directors determine that immediately after the payment of the dividend:

                (a)           the Registrant will be able to satisfy its liabilities as they become due in the ordinary course of business; and

                (b)           the realizable value of the assets of the Registrant will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account, and its capital.  All dividends unclaimed for three years after having been declared may be forfeited by the directors for the benefit of the Registrant.

                (ii)           Voting Rights; staggered re-election intervals; cumulative voting.

                Each of the Registrant’s common shares entitles the holder to one vote at any annual or special meeting of shareholders.  Directors stand for re-election annually.  The Registrant’s shareholders do not have cumulative voting.

                (iii)          Rights to share in surplus in event of liquidation.

                In the event of the Registrant’s liquidation, dissolution or winding up or other distribution of the Registrant’s assets, the holders of common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Registrant’s liabilities have been paid out.

                (iv)          Other.

                Holders of the Registrant’s common shares do not have rights to share in the profits of the Registrant.  There are no redemption or sinking fund provisions with respect to the Registrant’s common shares.  Common shareholders have no liability as to further capital calls by the Registrant.  There are no provisions discriminating against any existing or prospective holder of the Registrant’s common shares as a result of such shareholder owning a substantial number of the Registrant’s common shares.  Holders of the Registrant’s common shares do not have pre-emptive rights.

                (4)           Actions necessary to change the rights of holders of the Registrant’s common stock:

                In order to change the rights of holders of a class of the Registrant’s stock, a vote of at least 50% of the issued and outstanding shares of that class is required.

                (5)           Conditions governing manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including conditions of admission:

                The directors may convene meetings of the members of the Registrant at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of members holding more than 30% of the votes of the outstanding voting shares in the Registrant.

                Seven days notice at the least specifying the place, the day and the hour of the meeting and general nature of the business to be conducted shall be given in the manner hereinafter mentioned to such persons whose names on the date the notice is given appear as members in the share register of the Registrant.

                No business shall be transacted at any meeting unless a quorum of members is present at the time when the meeting proceeds to business.  A quorum shall consist of the holder or holders present in person or by proxy of not less than one-half of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon.

                At any meeting of members whether on a show of hands or on a poll every holder of a voting share present in person or by proxy shall have one vote for every voting share of which he is the holder.

                A resolution which has been notified to all members for the time being entitled to vote and which has been approved by a majority of the votes of those members in the form of one or more documents in writing shall forthwith, without the need for any notice, become effectual as a resolution of the members. Holders are also entitled to vote by consent action signed by the required percentage of members (but less than 100%) if notice of the action is forthwith sent to all non-consenting shareholders.

                (6)           Limitations on rights to own securities of the Registrant:

                There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities of the Registrant which would be imposed by foreign law or by the charter or other constituent document of the Registrant.

                (7)           Provisions of Company’s articles, charter or by-laws that have the effect of delaying, deferring or preventing a change in control of the Registrant and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Registrant:

                There are no provisions in the Registrant’s articles, charter or bylaws that would have the effect of delaying, deferring or preventing a change of control of the Registrant and which would operate only with respect to a merger, acquisition or corporate restructuring of the Registrant.

                (8)           Provisions, if any, governing the ownership threshold above which shareholder ownership must be disclosed:

                There are no provisions in the Registrant’s bylaws which require the disclosure of shareholder ownership above a particular threshold.

C.            Material Contracts

                The Registrant has not yet entered into any material contracts, except for the contract to purchase real property rights described under the caption “Business.” This contract is incorporated by reference to this report. This contract was cancelled and the $1,000 deposit forfeited due to the Company's lack of cash.

D.            Exchange Controls

                There are no foreign exchange controls in BVI and funds can be moved easily. There is no restriction in this regard.

E.             Taxation

                International Business Companies (IBC) established in BVI are exempt from the payment of Income Tax and Stamp Duty.

                Non-residents of BVI are exempt from the income tax payable on dividends, interest, rents, royalties, compensations and other amounts which are paid to the person by the IBC.

                There are no capital gains taxes, inheritance taxes and death duties.

                Double Taxation Agreements between the United Kingdom and Japan and Switzerland extend to the British Virgin Islands but do not generally apply to IBC's.

F.             Dividends and Paying Agents

                Not Applicable.

Transfer Agent

                The transfer agent for the common stock is Corporate Stock Transfer, 3200 Cherry Creek Road South,

 Denver, Colorado 80902, and its telephone number is (303) 282-4800. Their website is www.corporatestock.com.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

This item is not applicable since the Company is a small business issuer.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None reportable.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None reportable.

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.

We maintain disclosure controls and procedures, which are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within time periods specified in the Securities and Exchange Commission’s rules and forms and such information is accumulated and communicated to our management, including our chief executive officer, or CEO who is also our chief financial officer and CFO, as appropriate to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of the Company’s management, including our CEO who is also our CFO, an evaluation was performed on the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report.  Based on that evaluation, our management, including our CEO who is also our CFO, concluded that our disclosure controls and procedures were effective as of June 30, 2010.

An evaluation was also performed under the supervision and with the participation of our management, including our CEO who is also our CFO, of any change in our internal controls over financial reporting that occurred during our last fiscal quarter and that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.  The evaluation did not identify any change in our internal controls over financial reporting that occurred during our latest fiscal quarter and that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as this term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).  All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, including our CEO/CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on our evaluation under the framework in Internal Control Integrated Framework, our management concluded that our internal control over financial reporting was effective as of June 30, 2010.  However, our annual report does not include an attestation report of our independent registered accountant on Management’s Annual Report on Internal Control over Financial Reporting.

ITEM 16.

[RESERVED]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has not designated board members to an Audit Committee as of the date of this report.

ITEM 16B.

CODE OF ETHICS

The Company has not yet adopted a code of ethics for the Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer due to its level of operations.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fee

The aggregate fees paid relating to the audit of the Company's annual financial statements for the two years ended June 30, 2010 was $4,500.

All Other Fees

The aggregate fees paid for other accounting services in the years ended June 30, 2010  and  2009   were $0 .

Item 16D.

Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

Item 16E

Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable.

Item 16F.

Change in Registrant’s Certifying Accountant.

Not Applicable.

Item 16G.

Corporate Governance.

Not Applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

Not applicable

ITEM 18.

FINANCIAL STATEMENTS

 (b) Financial Statement Schedules All are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule.

ITEM 19.

EXHIBITS

(a)

Exhibits

Exhibit

Number

Description

3.             Certificate of Incorporation and Bylaws

                3.1.          Memorandum and Articles of Association (1)

10.           Material Contracts

                10.1 Purchase Contract for Isla Solarte property, as revised.(3)

21.           Subsidiaries of the  issuer-none.

                All other Exhibits called for are not applicable to this filing.

31.1

Certification of Chief Executive and Financial Officer Pursuant to Exchange Act Rule 13a-14(a)(11)(4)

32.1

Certification of Chief Executive and Financial Officer pursuant to 18 U.S.C. Section 1350(11)(4)

                (b) Financial Statement Schedules

                All schedules are omitted because they are not applicable or because the required information is included in the financial statements or notes thereto.

(1)

Filed with original filing of the Company's Registration Statement on Form F-1, file number 333-152294

(2)

Filed with Amendment 2 to the Registration Statement.

(3)

Filed with Amendment 5 to the Registration Statement

(4)

Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 24, 2011.

SOLARTE HOTEL CORPORATION

                                                                                       By:    /s/ Karen E. Campo

          Karen E. Campo,

          President of Esthetics World, President

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Officers and Directors

Solarte Hotel Corporation

We have audited the accompanying balance sheets of Solarte Hotel Corporation  as of June 30, 2010 and 2009, and the related statements of operations, changes in stockholders' deficit, and  cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the  financial statements referred to above present fairly, in all material respects, the financial position of Solarte Hotel Corporation as of June 30, 2010 and 2009, and the results of its operations, and its cash flows for the years then ended,  in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has recurring losses and has not generated revenues from its planned principal operations.. These factors raise substantial doubt that the Company will be able to continue as a going concern.   The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Child, Van Wagoner & Bradshaw, PLLC

Child, Van Wagoner & Bradshaw, PLLC

Certified Public Accountants

Salt Lake City, Utah

March 8, 2011

SOLARTE HOTEL CORPORATION

(A Development Stage Company)

BALANCE SHEETS

ASSETS

June 30,

June 30,

2010

2009

Current Assets

Cash and Cash Equivalents

$

--

$

8,157

Total Current Assets

$

--

$

8,157

Other Assets

Prepaid Acquisition

--

--

Costs

Total Assets

$

--

$

8,157

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities

Related Party Payable

$

27,128

$

5,200

Total Current Liabilities

27,128

5,200

Stockholders’ Equity (Note 2)

Common stock, no par value; unlimited

number of shares authorized; 3,100,000

shares issued and outstanding

30,000

30,000

Additional paid in Capital

--

--

Retained Earnings (Accumulated Deficit)

(57,128)

(27,043)

Total Stockholders' Equity (Deficit)

(27,128)

2,957

Total Liabilities and Stockholders' Equity (Deficit)

$

--

$

8,157

See footnotes to financial statements

SOLARTE HOTEL CORPORATION

(A Development Stage Company)

STATEMENTS OF OPERATIONS

INCEPTION

YEAR ENDED

YEAR ENDED

TO

JUNE 30,

JUNE 30,

JUNE 30

2010

2009

2010

Revenues

$

--

$

--

$

--

General and Administrative

  Expenses

30,085

16,028

52,213

      Total Expenses

30,085

16,028

52,213

Net Operating Loss

(30,085)

(16,028)

(52,213)

Other Income (Loss)-

  Discontinued operations

--

(4,915)

(4,915)

Net Income (Loss)

$

(30,085)

$

(20,943)

$

(57,128)

Per Share Information:

Net Income (Loss) per share

  3,100,000 shares issued

$

(.009)

$

(.007)

See footnotes to financial statements

SOLARTE HOTEL CORPORATION

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

ACCUMULATED FOR THE PERIOD FROM DATE OF INCEPTION

ON MAY 28, 2008 TO JUNE 30, 2010

(Expressed in US Dollars)

Total

Number of

Common

Additional

Stockholders'

Common

Share

Paid-In

Deficit

Equity

Capital Stock Issued

Shares

Amount

Capital

Accumulated

(Deficit)

 Balance May 28, 2008

--

--

--

--

--

 Common stock issued for

        cash of $10,000 on inception

3,000,000

$

10,000

--

--

$

10,000

 Common stock issued for

        cash of $20,000 May 31, 2008

100,000

$

20,000

--

--

20,000

Net Loss for the period from

May 28, 2008 to June 30, 2008

--

$

--

--

(6,100)

(6,100)

Balance as of June 30, 2008

3,100,00

$

20,000

--

(6,100)

23,900

Net loss for the year ended

  June 30, 2009

--

$

--

--

(20,943)

(20,943)

Balance as of June 30, 2009

3,100,000

$

30,000

--

(27,043)

2,957

Net loss for the year ended

  June 30, 2010

--

$

--

--

(30,085)

(30,085)

Balance as of June 30, 2010

3,100,000

$

30,000

--

(57,128)

(27,128)

See footnotes to financial statements

SOLARTE HOTEL CORPORATION

(A Development Stage Company)

STATEMENT OF CASH FLOWS

YEAR ENDED

YEAR ENDED

INCEPTION (5/28/08) TO

JUNE 30,

JUNE 30,

JUNE 30,

2010

2009

2010

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)

$

(30,085)

(20,943)

$

(57,128)

Adjustments to reconcile net income (loss) to net cash

used by operating activities:

(Increase) decrease in Escrow Deposits

--

1,000

--

(Increase) decrease in Prepaid Expenses

--

1,750

--

Increase (decrease) in Related Party Payable

21,928

1,200

27,128

Net cash provided (used) by Operating Activities

(8,157)

(16,993)

(30,000)

CASH FLOWS FROM INVESTING ACTIVITES:

Payment (write off) of Land Acquisition Costs

--

2,165

--

Net cash used by investing activities

--

2,165

--

CASH FLOWS FROM FINANCING ACTIVITIES:

Sale of common stock

--

--

30,000

Net cash Provided by financing activities

--

--

30,000

Net Increase (Decrease) in cash

(8,157)

(14,828)

--

Cash, at beginning of period

8,157

22,985

--

Cash, at end of period

$

--

$

8,157

$

--

See footnotes to financial statements

SOLARTE HOTEL CORPORATION

[A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies of Solarte Hotel Corporation (the Company) is presented to assist in understanding the Company’s financial statements. The accounting policies presented in these footnotes conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the accompanying financial statements. These financial statements and notes are representations of the Company’s management who are responsible for their integrity and objectivity.

Organization, Nature of Business and Trade Name

Solarte Hotel Corporation (the “Company”) was organized under the Business Companies Act of 2004 of the British Virgin Islands on May 28, 2008. The Company had contracted to purchase real estate in Panama on which it intends to develop a hotel.  This business was abandoned and is accounted for as discontinued operations. The current business plan is to offer incorporation services in Panama and other offshore jurisdictions.  The Company has not realized revenues from its planned principal business purpose and is considered to be in its development state in accordance with ASC 915, “Development Stage Entities”, formerly known as SFAS 7, “Accounting and Reporting by Development Stage Enterprises.” The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud. The Company’s system of internal accounting control is designed to assure, among other items, that (1) recorded transactions are valid; (2) all valid transactions are recorded and (3) transactions are recorded in the period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows of the company for the respective periods being presented.

Fiscal Year - The Company’s fiscal year-end is June 30.

Cash and Cash Equivalents - The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

Advertising Costs - Advertising costs are charged to operations when incurred.  The Company has not yet incurred any advertising costs.

Organization Costs - Organization costs, which reflect amounts expended as of June 30, 2008, were expensed as incurred. There were no organization costs incurred in 2009 or 2010.

SOLARTE HOTEL CORPORATION

 [A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reported period.  The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions.  Actual results could differ from those estimated.

Offering Costs – Costs of issuing stock are deducted from the proceeds of the issue. For the periods ended June 30, 2008, 2009 and 2010, there were no offering costs.

Land – Acquisition costs for the property are capitalized as incurred.  If the property acquisition does not close, they will be expensed.

Accounts Receivable - Accounts receivable are presented net of doubtful accounts.  As of the periods presented there were no accounts receivable.

Deposits - Deposits consist of customer deposits for incorporation fees which have not been applied. As of June 30, 2010 and 2009  there were no deposits.

Discontinued Operations - Discontinued Operations include the write off of acquisition costs related to the proposed hotel project which was abandoned when the Company was unable to fund the purchase price.

Income tax - We are not subject to income taxes in the U.S.  Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. In accordance with FASB ASC Topic 740, “Income Taxes,” we provide for the recognition of deferred tax assets if realization of such assets is more likely than not. See Note 4.

Non-Cash Equity Transactions - Shares of equity instruments issued for non-cash consideration are recorded at the fair value of the consideration received based on the market value of services to be rendered, or at the value of the stock given, considered in reference to contemporaneous cash sale of stock.

Fair Value Measurements - Effective beginning second quarter 2010, the FASB ASC Topic 825, Financial Instruments, requires disclosures about fair value of financial instruments in quarterly reports as well as in annual reports.  For the Company, this statement applies to certain investments and long-term debt.  Also, the FASB ASC Topic 820, Fair Value Measurements and Disclosures , clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.

Various inputs are considered when determining the value of the Company’s investments and long-term debt.  The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in these securities.  These inputs are summarized in the three broad levels listed below.

SOLARTE HOTEL CORPORATION

 [A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

•

Level 1 – observable market inputs that are unadjusted quoted prices for identical assets or liabilities in active markets.

•

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc…).

•

Level 3 – significant unobservable inputs (including the Company’s own assumptions in determining the fair value of investments).

The Company’s adoption of FASB ASC Topic 825 did not have a material impact on the company’s consolidated financial statements.

The carrying value of financial assets and liabilities recorded at fair value is measured on a recurring or nonrecurring basis. Financial assets and liabilities measured on a non-recurring basis are those that are adjusted to fair value when a significant event occurs. The Company had no financial assets or liabilities carried and measured on a nonrecurring basis during the reporting periods. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared. The Company’s had no financial assets and/or liabilities carried at fair value on a recurring basis at June  30, 2010 or 2009.

The availability of inputs observable in the market varies from instrument to instrument and depends on a variety of factors including the type of instrument, whether the instrument is actively traded, and other characteristics particular to the transaction. For many financial instruments, pricing inputs are readily observable in the market, the valuation methodology used is widely accepted by market participants, and the valuation does not require significant management discretion. For other financial instruments, pricing inputs are less observable in the market and may require management judgment. As of June 30, 2010 and 2009, the Company had no assets other than  cash.

Basic and diluted earnings per share

Basic earnings per share are based on the weighted-average number of shares of common stock outstanding.  Diluted Earnings per share is based on the weighted-average number of shares of common stock outstanding adjusted for the effects of common stock that may be issued as a result of the following types of potentially dilutive instruments:

•

Warrants,

•

Employee stock options, and

•

Other equity awards, which include long-term incentive awards.

The FASB ASC Topic 260, Earnings Per Share, requires the Company to include additional shares in the computation of earnings per share, assuming dilution.

SOLARTE HOTEL CORPORATION

 [A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

Diluted earnings per share is based on the assumption that all dilutive options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options are assumed to be exercised at the time of issuance, and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Basic and diluted earnings per share are the same as there was no dilutive effect of any stock options for the years ended June  30, 2010 and 2009.

Concentrations, Risks, and Uncertainties - The Company did not have a concentration of business with suppliers or customers constituting greater than 10% of the Company’s gross sales during 2010 and 2009.

NOTE 2  -  RECENTLY ENACTED ACCOUNTING STANDARDS

In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-6, “Improving Disclosures about Fair Value Measurements.” This update requires additional disclosure within the roll forward of activity for assets and liabilities measured at fair value on a recurring basis, including transfers of assets and liabilities between Level 1 and Level 2 of the fair value hierarchy and the separate presentation of purchases, sales, issuances and settlements of assets and liabilities within Level 3 of the fair value hierarchy. In addition, the update requires enhanced disclosures of the valuation techniques and inputs used in the fair value measurements within Levels 2 and 3.

The new disclosure requirements are effective for interim and annual periods beginning after December 15, 2009, except for the disclosure of purchases, sales, issuances and settlements of Level 3 measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010. As ASU 2010-6 only requires enhanced disclosures, the company does not expect that the adoption of this update will have a material effect on its financial statements.

Subsequent Events  - In May 2010, the FASB issued accounting guidance now codified as FASB ASC Topic 855, “Subsequent Events,” which establishes general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. FASB ASC Topic 855 is effective for interim or fiscal periods ending after June 15, 2010. Accordingly, the Company adopted the provisions of FASB ASC Topic 855 on July 9, 2010. The Company has evaluated subsequent events for the period from July 1,  2010 to the date of these financial statements, through March 8, 2011, which represents the date these financial statements are being filed with the Commission. Pursuant to the requirements of FASB ASC Topic 855, subsequent events are disclosed in Note 8.

SOLARTE HOTEL CORPORATION

[A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 2  -  RECENTLY ENACTED ACCOUNTING STANDARDS - continued

Stock Based Compensation - For purposes of determining the variables used in the calculation of stock compensation expense under the provisions of FASB ASC Topic 505, “Equity” and FASB ASC Topic 718, “Compensation — Stock Compensation,” we perform an analysis of current market data and historical company data to calculate an estimate of implied volatility, the expected term of the option and the expected forfeiture rate. With the exception of the expected forfeiture rate, which is not an input, we use these estimates as variables in the Black-Scholes option pricing model. Depending upon the number of stock options granted, any fluctuations in these calculations could have a material effect on the future results. In addition, any differences between estimated forfeitures and actual forfeitures could also have a material impact on our financial statements in the future. The Company has not issued any stock based compensation through June 30, 2010, but may do so in the future.

NOTE 3  - CAPITAL STOCK

Common Stock - The Company has authorized an unlimited number of shares of no par value common stock and preferred stock.  In May 2008, in connection with its organization, the Company issued 3,000,000 shares of their previously authorized but unissued common stock to one person for $10,000 cash. An additional 100,000 shares were issued to one purchaser for $20,000 on June 30, 2008.

NOTE 4 - INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”.  SFAS No. 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards.

The Company has available at June 30, 2010 an unused operating loss carryforward of approximately ($57,128) which may be applied against future taxable income and which expires in 2028.

The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined.  Because of the uncertainty surrounding the realization of the net deferred tax assets, the Company has established a valuation allowance equal to their tax effect and, therefore, no deferred tax asset has been recognized.

 The net deferred tax assets, which consist of deferred compensation, tax basis of fixed assets in excess of book basis and net operating loss carryforwards, are approximately $0 as of June 30, 2010 and 2009, with an offsetting valuation allowance of the same amount, resulting in a change in the valuation allowance of approximately $0 for each of the two years ended June 30, 2010 and 2009.

SOLARTE HOTEL CORPORATION

[A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 5 - RELATED PARTY TRANSACTIONS

Office Space - The Company has not had a need to rent office space.  An officer/shareholder of the Company is allowing the Company to use her offices, as needed, at no expense to the Company. This officer/shareholder has advanced funds to the Company as required. The amounts outstanding were $27,128 and $5,200 at June 30, 2010 and 2009, respectively. The amounts are non-interest bearing and due on demand. No amounts have been repaid.

NOTE 6 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern.  However, the Company was only recently formed and has not yet been successful in establishing profitable operations.  These factors raise substantial doubt about the ability of the Company to continue as a going concern.  In this regard, management is proposing to raise any necessary additional funds not provided by operations through loans or through additional sales of their common stock.  There is no assurance that the Company will be successful in raising this additional capital or in achieving profitable operations.  The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 7 - LOSS PER SHARE

The following data shows the amounts used in computing loss per share:

Year ended

Year ended

June 30, 2010

June 30, 2009

Loss from operations available

   to common shareholders (numerator)

$

(30,085)

$

(20,943)

Weighted average number of common shares

   outstanding used in loss per share for the period (denominator)

$

3,100,000

$

3,100,000

Dilutive loss per share was not presented, as the Company had no common stock equivalent shares for all periods presented that would affect the computation of diluted loss per share.

NOTE  8 - SUBSEQUENT EVENT

There are no subsequent events required to be reported through March 8, 2011, the date the audit report on these financial statements was issued.