Form 20-F/A
period 2010-06-30
Solarte Hotel CORP
filed 2011-07-14
CIK 1439133

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A (amendment no. 1)

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

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes _X__ No __

0

EXPLANATORY NOTE

This amendment is being filed only to amend the cover page.

PART III

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

(2)

Filed with Amendment 2 to the Registration Statement.

(3)

Filed with Amendment 5 to the Registration Statement

(4)

Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on July 14, 2011.

SOLARTE HOTEL CORPORATION

                                                                                       By:    /s/ Karen E. Campo

          Karen E. Campo,

          President of Esthetics World, President

1