Form 20-F
period 2011-06-30
Solarte Hotel CORP
filed 2012-01-17
CIK 1439133

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the Fiscal Year Ended June 30, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 333-152294

BLUESTAR ENTERTAINMENT TECHNOLOGIES, INC.

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

None

(Title of Class)

As of January 16, 2012, the Registrant had outstanding 15,500,000 shares of Common Stock

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

Large accelerated filer___ Accelerated filer ____ Non-accelerated filer__ Smaller reporting company X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP X International Financial Reporting Standards as issued ___ Other __ by the International Accounting Standards Board

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ___ No X

2

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

See response to Item 5.

Risk Factors

This item is not applicable because the Company is a smaller reporting Company.

ITEM 4.

INFORMATION ON THE COMPANY

BlueStar Entertainment Technologies, Inc. (“BlueStar”) was organized as Solarte Hotel Corporation in May 2008 to purchase real estate in the archipelago of Boca Del Toro, Panama and to develop a luxury eco-lodge hotel on the property. We registered shares of common stock on Form F-1 in December 2008 to fund this project, but due to the state of the capital markets at the end of 2008 and in 2009 the offering was unsuccessful. In the year ended June 30, 2009 the Company abandoned this business plan and embarked on a new plan to market incorporation services in Panama and other offshore jurisdictions, as a form of estate planning or asset protection for its clients. We do not market our services for the avoidance of any taxes.

As of June 30, 2011, there were approximately 65 common shareholders of record.

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

Year ended June 30, 2011 compared to year ended June 30, 2010

Our general administrative expenses decreased in 2011 by ten percent. This reduction is attributable to lower wages in the current year compared to wages in the prior year.

Analysis of Financial Position, Liquidity and Capital Resources

Our expenses for general and administrative activities include approximately $1,600 per month for management compensation. Also included in the year’s general and administrative activities are professional fees of $4,500 and filing fees totaling $2,099. (The filing fees relate to the Company’s Panama incorporation business.) These expenses have been entirely funded by loans from two related parties.

Off Balance Sheet Arrangements.

The Company has no off balance sheet arrangements.

Inflation

The Company is not subject at this time to the effects of inflation.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

Erick Hansen. Age 54, Sole Director and Chief Executive Officer, Mr. Hansen is also the Chief Executive Officer and Chief Technical Officer of BlueRay Technologies, Inc and has served in that capacity since 2006. Mr. Hansen began his film industry career more than 20 years ago at MGM’s Metro Color, a film processing and special effects laboratory. He has worked on many projects with industry leaders including Mr. Roy Disney, and Steven Spielberg. Among the career achievements of Mr. Hansen, some notable accomplishments are helping to create the first multi-angled DVD, and creating the first DVD company in the United States in 1995, and the first independent DVD manufacturing facility in the world in 1997. Mr. Hansen is considered an expert in various aspects of DVD technology including digital delivery systems, anti-piracy, and anti-theft. Mr. Hansen entered into a settlement on December 10, 2008 with the California Corporations Commissioner wherein Mr. Hansen consented to an order of permanent injunction from his future involvement in offering or selling any non-exempt security in the State of California not qualified under Sections 25111, 25112, and 25113 of the California Corporations Code.

Compensation of Directors and Officers

The aggregate cash compensation paid by the Company to the sole director and officer during fiscal 2011 was $0.

The preceding Sole Director and Officer, Karen Campo received aggregate cash compensation for 2011 and 2010 of $19,225 and $26,605, respectively. The amount for fiscal 2010 included $1,200 for each of the first three months of the fiscal year, $1,500 for the remaining 9 months, and additional amounts for other expenses of the director and officer including relocation allowance and medical. The amount for fiscal 2011 reflected approximate compensation of $1,600 per month.

Committees and Attendance of the Board of Directors Meetings

During the years ended June 30, 2011 and 2010, the Board of Directors held no formal meetings. There are no Board committees. There is only one director.

Employees

As of June 30, 2011, the Company had only one employee.

Share Ownership

Share ownership of Directors and Officers is set forth in Item 7.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table sets forth certain information regarding the beneficial ownership of BlueStar Entertainment Technologies, Inc. common stock (no par value) as of January 16, 2012 by (i) each person (or group of affiliated persons) who is known by us to beneficially own more than 5% of the outstanding shares of BlueStar common stock, (ii) each person serving as a director or executive officer of BlueStar, and (iii) all persons who have served as a director or executive officer of BlueStar as a group. As of such date, BlueStar had 15,500,000 shares of common stock outstanding. Unless indicated otherwise, the address for each officer, director, and 5% shareholder is 1119 W 1st Avenue, Spokane, WA 99201 (509) 747-2960 Fax: (509) 747-6435

	Common Stock
Directors, Executive Officers, 5% Stockholders	Number	Percent of Class(1)
Erick Hansen(2)	0	0%
Esthetics World(3)	15,000,000	96.77%
All directors and officers as a group (1 person)	0	0%

(1) For each shareholder, the calculation of percentage of beneficial ownership is based upon 15,500,000 shares of Common Stock outstanding as of January 16, 2012, and shares of Common Stock subject to options, warrants and/or conversion rights held by the shareholder that are currently exercisable or exercisable within 60 days, which are deemed to be outstanding and to be beneficially owned by the shareholder holding such options, warrants, or conversion rights. The percentage ownership of any shareholder is determined by assuming that the shareholder has exercised all options, warrants and conversion rights to obtain additional securities and that no other shareholder has exercised such rights. Except as otherwise indicated below, the persons and entity named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to applicable community property laws.

(2) Chief Executive Officer, Chief Financial Officer and Director of BlueStar.

(3) Esthetics World is the majority shareholder of BlueStar holding 15,000,000 shares of Common Stock. Its CEO, Karen Campo, is the former sole director and officer of BlueStar.

Related Party Transactions

The principal shareholder, Esthetics World, has advanced $27,128 as of June 30, 2010 and $24,025 in the year ended June 30, 2011. Hand & Hand PC, another related party, advanced a further $2,099 in the year ended June 30, 2011. These amounts are non interest bearing and due on demand.

ITEM 8. FINANCIAL INFORMATION

Reference is made to the index to Financial Statements of the Company, and notes thereto, appearing under Item 18 below.

ITEM 9. THE OFFER AND LISTING

(a) Market for Common Equity and Related Stockholder Matters.

(1) Market Information.

The Company’s Common Stock is listed on the NASD Electronic Bulletin Board (“Bulletin Board”) under the symbol “SOLHF.” There is no active public market for the Company’s Common Stock. The Company’s shares have never traded.

ITEM 10. ADDITIONAL INFORMATION

Common Stock.

Our Memorandum of Association authorizes the issuance of an unlimited number of shares of common stock, no par value per share.

The Registrant was incorporated on May 28, 2008 under the Business Companies Act, 2004 of the territory of the British Virgin Islands. The registration number is 1484337.

Options.

The Registrant has no stock options outstanding.

Share Purchase Warrants.

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

F. Dividends and Paying Agents

Not Applicable.

Transfer Agent

The transfer agent for the common stock is OTC Stock Transfer, Inc., 6364 S. Highland Dr. Suite 201, Salt Lake City, Utah 84121, and its telephone number is (801) 485-5555.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

This item is not applicable since the Company is a small business issuer.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

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

Under the supervision and with the participation of the Company’s management, including our CEO who is also our CFO, an evaluation was performed on the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on that evaluation, our management, including our CEO who is also our CFO, concluded that our disclosure controls and procedures were effective as of June 30, 2011.

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

Under the supervision and with the participation of our management, including our CEO/CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control Integrated Framework, our management concluded that our internal control over financial reporting was effective as of June 30, 2011. However, our annual report does not include an attestation report of our independent registered accountant on Management’s Annual Report on Internal Control over Financial Reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fee

The aggregate fees paid relating to the audit of the Company's annual financial statements for the two years ended June 30, 2011 was $4,500.

All Other Fees

The aggregate fees paid for other accounting services in the years ended June 30, 2011 and 2010 were $0.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable.

Item 16F. Change in Registrant’s Certifying Accountant.

Not Applicable.

Item 16G. Corporate Governance.

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Officers and Directors

BlueStar Entertainment Technologies, Inc.

We have audited the accompanying balance sheet of BlueStar Entertainment Technologies, Inc. (formerly Solarte Hotel Corporation) as of June 30, 2011 and 2010, and the related statements of operations, changes in stockholders’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BlueStar Entertainment Technologies, Inc. as of June 30, 2011 and 2010, and the results of its operations, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements referred to above have been prepared assuming the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has recurring losses and has not generated revenues from its planned principal operations. These factors raise substantial doubt that the Company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Child, Van Wagoner & Bradshaw, PLLC

Certified Public Accountants

Salt Lake City, Utah

January 17, 2012

BLUESTAR ENTERTAINMENT TECHNOLOGIES, INC.

(Formerly Solarte Hotel Corporation)

(A Development Stage Company)

BALANCE SHEETS

	June 30, 2011	June 30, 2010

ASSETS

Current Assets
Cash and Cash Equivalents	$—	$—

Total Current Assets	—	—

Total Assets	$—	$—

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities

Accrued Expenses	$955	$—
Related Party Payable	53,252	27,128

Total Current Liabilities	54,207	27,128

Stockholders' Equity

Common stock, no par value; unlimited
number of shares authorized; 15,500,000
shares issued and outstanding	30,000	30,000

Additional paid in Capital	—	—

Retained Earnings (Accumulated Deficit)	(84,207)	(57,128)

Total Stockholders' Equity (Deficit)	(54,207)	(27,128)

Total Liabilities and Stockholders' Equity (Deficit)	$—	$—

BLUESTAR ENTERTAINMENT TECHNOLOGIES, INC.

(Formerly Solarte Hotel Corporation)

(A Development Stage Company)

STATEMENTS OF OPERATIONS

	YEAR ENDED JUNE 30, 2011	YEAR ENDED JUNE 30, 2010	INCEPTION (5/28/08) TO JUNE 30, 2011

Revenues	$—	$—	$—

General and Administrative Expenses	27,079	30,085	79,292

Total Expenses	27,079	30,085	79,292

Net Operating Loss	(27,079)	(30,085)	(79,292)

Other Income (Loss)- Discontinued operations	—	—	(4,915)

Net Income (Loss)	$(27,079)	$(30,085)	$(84,207)

Per Share Information:

Net Income (Loss) per share; 15,500,000 shares issued	$(0.002)	$(0.002)

BLUESTAR ENTERTAINMENT TECHNOLOGIES, INC.

(Formerly Solarte Hotel Corporation)

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

ACCUMULATED FOR THE PERIOD FROM DATE OF INCEPTION

ON MAY 28, 2008 TO JUNE 30, 2011

	Common Stock		Deficit Accumulated During the Development	Total Stockholders'
	Shares	Amount	Stage	Equity (Deficit)

Balance May 28, 2008	—	$—	$—	$—

Common stock issued for
cash of $10,000 on inception	15,000,000	10,000	—	10,000

Common stock issued for
cash of $20,000 May 31, 2008	500,000	20,000	—	20,000

Net Loss for the period from
May 28, 2008 to June 30, 2008	—	—	(6,100)	(6,100)

Balance as of June 30, 2008	15,500,000	30,000	(6,100)	23,900

Net loss for the year ended
June 30, 2009	—	—	(20,943)	(20,943)

Balance as of June 30, 2009	15,500,000	30,000	(27,043)	2,957

Net loss for the year ended
June 30, 2010	—	—	(30,085)	(30,085)

Balance as of June 30, 2010	15,500,000	30,000	(57,128)	(27,128)

Net loss for the year ended
June 30, 2011	—	—	(27,079)	(27,079)

Balance as of June 30, 2011	15,500,000	$30,000	$(84,207)	$(54,207)

)

BLUESTAR ENTERTAINMENT TECHNOLOGIES, INC.

(Formerly Solarte Hotel Corporation)

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

	YEAR ENDED JUNE 30, 2011	YEAR ENDED JUNE 30, 2010	INCEPTION (5/28/08) TO JUNE 30, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	$(27,079)	$(30,085)	$(84,207)

Adjustments to reconcile net income (loss) to net cash
used by operating activities:
(Increase) decrease in Escrow Deposits		—	—
(Increase) decrease in Prepaid Expenses		—	—
Increase (decrease) in Accrued Expenses	955	—	955
Increase (decrease) in Related Party Payable	26,124	21,928	53,252

Net cash provided (used) by Operating Activities	—	(8,157)	(30,000)

CASH FLOWS FROM INVESTING ACTIVITES:

Net cash used by investing activities	—	—	—

CASH FLOWS FROM FINANCING ACTIVITIES:

Sale of common stock		—	30,000

Net cash Provided by financing activities	—	—	30,000

NET INCREASE (DECREASE) IN CASH	—	(8,157)	—

CASH, AT BEGINNING OF PERIOD	—	8,157	—

CASH, AT END OF PERIOD	$—	$—	$—

BLUESTAR ENTERTAINMENT TECHNOLOGIES, INC.

(Formerly Solarte Hotel Corporation)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies of Bluestar Entertainment Technologies, Inc. (the Company) is presented to assist in understanding the Company’s financial statements. The accounting policies presented in these footnotes conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the accompanying financial statements. These financial statements and notes are representations of the Company’s management who are responsible for their integrity and objectivity.

Organization, Nature of Business and Trade Name

Bluestar Entertainment Technologies, Inc. (the “Company”) was organized under the Business Companies Act of 2004 of the British Virgin Islands on May 28, 2008. The Company had contracted to purchase real estate in Panama on which it intended to develop a hotel. This business was abandoned and is accounted for as discontinued operations. During the year ended June 30, 2011, the Company offered incorporation services in Panama and other offshore jurisdictions. The Company did not realize significant revenues from its planned principal business purpose and is considered to be in its development stage in accordance with ASC 915, “Development Stage Entities”, formerly known as SFAS 7, “Accounting and Reporting by Development Stage Enterprises.” The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors. In December 2011, the Company changed its name from Solarte Hotel Corporation to Bluestar Entertainment Technologies, Inc.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Fiscal Year - The Company’s fiscal year-end is June 30.

Cash and Cash Equivalents - The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

Advertising Costs - Advertising costs are charged to operations when incurred. The Company has not yet incurred any advertising costs.

Organization Costs - Organization costs, which reflect amounts expended as of June 30, 2008, were expensed as incurred. There were no organization costs incurred in 2010 or 2011.

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

BLUESTAR ENTERTAINMENT TECHNOLOGIES, INC.

(Formerly Solarte Hotel Corporation)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

during the reported period. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions. Actual results could differ from those estimated.

Offering Costs – Costs of issuing stock are deducted from the proceeds of the issue. For the periods ended June 30, 2010 and 2011, there were no offering costs.

Land – Acquisition costs for the property are capitalized as incurred. If the property acquisition does not close, they will be expensed.

Accounts Receivable - Accounts receivable are presented net of doubtful accounts. As of the periods presented there were no accounts receivable.

Deposits - Deposits consist of customer deposits for incorporation fees which have not been applied. As of June 30, 2011 and 2010 there were no deposits.

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

Fair Value Measurements - Effective beginning second quarter 2010, the FASB ASC Topic 825, Financial Instruments, requires disclosures about fair value of financial instruments in quarterly reports as well as in annual reports. For the Company, this statement applies to certain investments and long-term debt. Also, the FASB ASC Topic 820, Fair Value Measurements and Disclosures, clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.

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

BLUESTAR ENTERTAINMENT TECHNOLOGIES, INC.

(Formerly Solarte Hotel Corporation)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

•         Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc.).

•         Level 3 – significant unobservable inputs (including the Company’s own assumptions in determining the fair value of investments).

The Company’s adoption of FASB ASC Topic 825 did not have a material impact on the Company’s consolidated financial statements.

The carrying value of financial assets and liabilities recorded at fair value is measured on a recurring or nonrecurring basis. Financial assets and liabilities measured on a non-recurring basis are those that are adjusted to fair value when a significant event occurs. The Company had no financial assets or liabilities carried and measured on a nonrecurring basis during the reporting periods. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared. The Company’s had no financial assets and/or liabilities carried at fair value on a recurring basis at June 30, 2011 or 2010.

The availability of inputs observable in the market varies from instrument to instrument and depends on a variety of factors including the type of instrument, whether the instrument is actively traded, and other characteristics particular to the transaction. For many financial instruments, pricing inputs are readily observable in the market, the valuation methodology used is widely accepted by market participants, and the valuation does not require significant management discretion. For other financial instruments, pricing inputs are less observable in the market and may require management judgment. As of June 30, 2011 and 2010, the Company had no assets.

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

BLUESTAR ENTERTAINMENT TECHNOLOGIES, INC.

(Formerly Solarte Hotel Corporation)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

assumed to be exercised at the time of issuance, and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Basic and diluted earnings per share are the same as there was no dilutive effect of any stock options for the years ended June 30, 2011 and 2010.

Concentrations, Risks, and Uncertainties - The Company did not have a concentration of business with suppliers or customers constituting greater than 10% of the Company’s gross sales during 2011 and 2010.

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

Subsequent Events - In May 2010, the FASB issued accounting guidance now codified as FASB ASC Topic 855, “Subsequent Events,” which establishes general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. FASB ASC Topic 855 is effective for interim or fiscal periods ending after June 15, 2010. Accordingly, the Company adopted the provisions of FASB ASC Topic 855 on July 9, 2010. The Company has evaluated subsequent events for the period from July 1, 2011 to the date of these financial statements. Pursuant to the requirements of FASB ASC Topic 855, subsequent events are disclosed in Note 8.

Stock Based Compensation - For purposes of determining the variables used in the calculation of stock compensation expense under the provisions of FASB ASC Topic 505, “Equity” and FASB ASC Topic 718, “Compensation — Stock Compensation,” we perform an analysis of current market data and historical company data to calculate an estimate of implied volatility, the expected term of the option and the expected forfeiture rate. With the exception of the expected forfeiture rate, which is not an input, we use these estimates as variables in the Black-Scholes option pricing model. Depending upon the number of stock options granted, any fluctuations in these calculations could have a material effect on the future results. In addition, any differences between estimated forfeitures and actual forfeitures could also have a material impact on our financial statements in the future. The Company has not issued any stock based compensation through June 30, 2011, but may do so in the future.

BLUESTAR ENTERTAINMENT TECHNOLOGIES, INC.

(Formerly Solarte Hotel Corporation)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – CAPITAL STOCK

Common Stock - The Company has authorized an unlimited number of shares of no par value common stock and preferred stock. In May 2008, in connection with its organization, the Company issued 3,000,000 shares of their previously authorized but unissued common stock to one person for $10,000 cash. An additional 100,000 shares were issued to one purchaser for $20,000 on June 30, 2008.

On June 12, 2011, our board of directors approved a 5-for-1 forward split of our common shares. As a result of the forward split, total outstanding common shares were increased from 3,100,000 to 15,500,000 shares. Each holder of one common share received an additional certificate for four shares. All references to common shares in the financial statements and accompanying notes to the financial statements have been retroactively restated to reflect the changes in capital structure resulting from the forward split.

NOTE 4 - RELATED PARTY TRANSACTIONS

The related party payable balance of $53,252 consists of amounts owing for executive compensation and loans as follows:

$27,128	Owed to and officer/shareholder as of June 30, 2010
$19,225	Board-approved compensation for an executive of the Company during the year ended June 30, 2011
$6,899	Cost of sales and audit fees paid on behalf of the Company by a related parties during the year ended June 30, 2011

The amounts are non-interest bearing and due on demand. No amounts have been repaid during the year ended June 30, 2011.

NOTE 5 - GOING CONCERN

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

BLUESTAR ENTERTAINMENT TECHNOLOGIES, INC.

(Formerly Solarte Hotel Corporation)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 6 - LOSS PER SHARE

The following data shows the amounts used in computing loss per share:

	Year ended June 30, 2011	Year ended June 30, 2010
Loss from operations available
to common shareholders (numerator)	$(27,079)	$(30,085)

Weighted average number of common shares
outstanding used in loss per share for the period (denominator)	15,500,000	15,500,000

Dilutive loss per share was not presented, as the Company had no common stock equivalent shares for all periods presented that would affect the computation of diluted loss per share.

NOTE 8 - SUBSEQUENT EVENT

In December 2011, the Company changed its name from Solarte Hotel Corporation to Bluestar Entertainment Technologies, Inc.

ITEM 19. EXHIBITS

Exhibit Number	Title of Document
3.1	Memorandum and Articles of Association (1)
10.1	Purchase Contract for Isla Solarte property, as revised.(2)
31.1	Certification of Chief Executive and Financial Officer Pursuant to Exchange Act Rule 13a-14(a)(11)(3)
32.1	Certification of Chief Executive and Financial Officer pursuant to 18 U.S.C. Section 1350(11)(4)

(b) Financial Statement Schedules

All schedules are omitted because they are not applicable or because the required information is included in the financial statements or notes thereto.

(1) Filed with original filing of the Company's Registration Statement on Form F-1, file number 333-152294 Dated July 11, 2011

(2) Filed with Amendment 2 to the Registration Statement. on Form F-1, file number 333-152294 Dated July 11, 2011

(3) Filed herewith.

(4) Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on January 17, 2012.

BlueStar Entertainment Technologies, Inc.

By:    /s/ Erick Hansen

Erick Hansen, Chief Executive Officer

